EXHIBIT 12(a)

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

Nine Months Ended
September 30, 2002

Excluding Interest on Deposits

Income before income taxes	$3,106

Fixed charges:

Interest expense	6,478

One-third of rents, net of income from subleases (a)	214

Total fixed charges	6,692

Less: Equity in undistributed income of affiliates	(73)

Earnings before taxes and fixed charges, excluding capitalized interest	$9,725

Fixed charges, as above	$6,692

Ratio of earnings to fixed charges	1.45

Including Interest on Deposits

Fixed charges, as above	$6,692

Add: Interest on deposits	4,077

Total fixed charges and interest on deposits	$10,769

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$9,725

Add: Interest on deposits	4,077

Total earnings before taxes, fixed charges and interest on deposits	$13,802

Ratio of earnings to fixed charges	1.28

(a)	The proportion deemed representative of the interest factor.